UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SHARING SERVICES GLOBAL CORPORATION

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

819536103

(CUSIP Number)

Frank D. Heuszel

c/o Document Security Systems, Inc.

200 Canal View Boulevard

Suite 300

Rochester, New York 14623

(585) 325-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819536103

1	NAMES OF REPORTING PERSON
Document Security Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
12,500,000 (1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
12,500,000
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Based on 126,072,386 shares of Class A Common Stock issued and outstanding as of March 9, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2020.

Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Class A Common Stock, $0.0001 par value per share. (“Class A Common Stock”), of Sharing Services Global Corporation, a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at 1700 Coit Road, Suite 100, Plano, Texas 75075.

Item 2. Identity and Background

(a)	This statement is being filed by Document Security Systems, Inc., a New York corporation (the “Reporting Person”). The shares covered by this Schedule 13D are held of record by Decentralized Sharing Systems, Inc., a Nevada corporation (“DSSS”), a wholly-owned subsidiary of the Reporting Person, which is controlled by the Reporting Person.

(b)	The address of the principle office of the Reporting Person is 200 Canal View Boulevard, Suite 300, Rochester, New York 14623.

(c)	The principal business of the Reporting Person is developer and marketer of secure document and product technologies

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As of April 2, 2020, the Reporting Person had purchased via open-market transactions 10,000,000 shares of the Issuer’s Class A Common Stock at an average purchase price of $0.047 per share and purchased 2,500,000 shares of the Issuer’s Class A Common stock in a private placement at a purchase price of $0.06 per share. The total consideration paid by the Reporting Person for such shares was approximately $629,000. The source of funds used in making the purchases was the Reporting Person’s working capital.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person will continue to evaluate its investment in the Class A Common Stock and may further purchase, hold, vote, trade, dispose or otherwise deal in the Class A Common Stock, or enter into any hedging or similar transaction with respect to, the Class A Common Stock, at times and in such manner as it deems advisable. Any such transactions, if they occur at all, may take place at any time and without prior notice. As part of its evaluation, the Reporting Person will continue to monitor and assess the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters, as well as prevailing market conditions, alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its evaluation criteria, the Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, industry participants, investment and financing professionals, sources of credit and other investors. The Reporting Person may also take other actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the operations, strategy, capitalization, governance or ownership structure of the Issuer, or changing its intentions with respect to any and all matters referred to in this Item 4.

Except as described above, the Reporting Person has no further plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; A

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any other action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 12,500,000 shares of Class A Common Stock, which constitutes 9.9% of the shares of Class A Common Stock issued and outstanding as of March 9, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2020.

(b)	The Reporting person has the sole power to vote and to dispose of the shares of Class A Common Stock.

(c)	The Reporting Person has affected, within the last sixty (60) days, the following transactions involving the Issuer’s Class A Common Stock:

Date of Transaction	Type of Transaction	Number of Shares	Price per Share	How Effected
4/2/2020	Purchase	6,000	$0.054	Open Market
4/2/2020	Purchase	1,314,000	$0.06	Open Market
4/1/2020	Purchase	11,190	$0.058	Open Market
3/31/2020	Purchase	196,810	$0.05	Open Market
3/31/2020	Purchase	10,000	$0.051	Open Market
3/30/2020	Purchase	1,452,000	$0.05	Open Market
3/30/2020	Purchase	10,000	$0.045	Open Market
3/27/2020	Purchase	2,500,000	$0.06	Private purchase from third-party
3/27/2020	Purchase	232,500	$0.045	Open Market
3/27/2020	Purchase	224,000	$0.045	Open Market
3/27/2020	Purchase	776,000	$0.425	Open Market
3/27/2020	Purchase	830,849	$0.05	Open Market
3/27/2020	Purchase	1,000,000	$0.045	Open Market
3/26/2020	Purchase	86,651	$0.0417	Open Market
3/26/2020	Purchase	1,000,000	$0.04	Open Market
3/25/2020	Purchase	150	$0.0375	Open Market
3/25/2020	Purchase	149,850	$0.04	Open Market
3/25/2020	Purchase	300,000	$0.04	Open Market
3/25/2020	Purchase	300,000	$0.04	Open Market
3/20/2020	Purchase	200,000	$0.048	Open Market
3/20/2020	Purchase	200,000	$0.475	Open Market
3/20/2020	Purchase	250,000	$0.048	Open Market
3/20/2020	Purchase	250,000	$0.048	Open Market
3/19/2020	Purchase	200,000	$0.048	Open Market
3/17/2020	Purchase	100,000	$0.05	Open Market
3/17/2020	Purchase	183,500	$0.048	Open Market
3/17/2020	Purchase	200,000	0.048	Open Market
3/16/2020	Purchase	19,700	$0.045	Open Market
3/16/2020	Purchase	26,100	$0.0465	Open Market
3/16/2020	Purchase	108,000	$0.0475	Open Market
3/13/2020	Purchase	162,700	$0.04	Open Market
3/13/2020	Purchase	200,000	$0.0449	Open Market

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), to the best knowledge of the Reporting Person, between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2020	/s/ Frank D. Heuszel
	Name:	Frank D. Heuszel